EXHIBIT 99.1

Award-winning Investigative News Program W5 Airs Part 2 of 3-part Television Series on Alleged Stock Market Manipulation of Quantum Biopharma Involving Two of Canada’s Largest Banks, CIBC and RBC

TORONTO, Nov. 27, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma”), is pleased to announce that national television network CTV News’ flagship investigative program W5 has aired Part 2 of a three-part series about Quantum Biopharma and the company’s allegations of stock market manipulation.

Award-winning CTV News journalist and W5 investigative reporter Jon Woodward provides highlights of Part Two of the series in an article entitled, “‘Something was wrong’: Inside a Canadian biotech firm’s fight to prove ‘stock spoofing’”. The series explores the phenomenon of “stock spoofing,” a market manipulation tactic that is illegal in Canada and the United States, and the basis of a USD $700 million lawsuit by Quantum Biopharma against two of Canada’s largest banks, CIBC and RBC.

The second of the three-part W5 investigative series can be viewed today on CTV News at: W5: Quantum BioPharma seeks $700M in stock spoofing lawsuit.

Part 1 can be viewed at: W5: MS research derailed by stock market spoofing: lawsuit.

Quantum BioPharma Chief Executive Officer Zeeshan Saeed commented, “We thank W5 for their important investigation into the illegal, but little known, practice of stock spoofing and some of its harmful effects on retail investors. Our goal has always been to bring Lucid-MS – a potentially game-changing drug that in animal studies has been shown to stop and even reverse the degradation of nerve cells (a hallmark of multiple sclerosis) giving back mobility and control to the body unlike any drug today for the benefit of millions of people around the world who courageously live with this progressive and debilitating disease. By shining a light on our experience with alleged stock market manipulation, we hope to prevent other companies, their shareholders and their beneficiaries, from experiencing what we have been through.”

Quantum BioPharma Co-Executive Chair, Anthony Durkacz added, “The basis of our USD $700 million lawsuit against CIBC and RBC is that we are alleging Canadian exchange trading data clearly show stock spoofing on a massive scale intended to manipulate Quantum BioPharma’s stock price. It is the banks and the brokers that have the responsibility to act as gatekeepers, and to ensure that their clients and their traders are not breaching trading rules and regulations, or engaging in illegal activity such as stock spoofing. We are alleging that at least 16 million illegal and fictitious orders came from Canadian bank platforms.”

For more information visit: www.quantumbiopharma.com

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 19.86% as of September 30, 2025 of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of applicable securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “hopes”, “alleges”, “pending”, “further”, or variations of such words and phrases or statements that certain actions events or results “may”, “could”, “which”, or “will” and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking information herein includes, but is not limited to, statements regarding: the Company’s ongoing litigation against major financial institutions; the potential outcome or judgment value; expectations regarding whistleblower submissions and related rewards; continued market integrity initiatives; future business performance and possible acquisitions.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation: the ability to obtain and validate whistleblower evidence; the timing and outcome of legal proceedings; resolution of ongoing litigation on favourable terms, availability and sufficiency of litigation funding; continued regulatory compliance and market stability for the Company’s operations.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the adverse outcome of legal actions; the receipt and credibility of whistleblower disclosures; changes in applicable laws and regulations; the actions of third parties involved in alleged manipulation; evolving market dynamics; the sufficiency of future litigation proceeds to fund the Company’s whistleblower reward; the continued ability to obtain sufficient litigation funding; limited future growth opportunities, and reliance on key personnel.

Except to the extent required by applicable securities laws and the policies of the Canadian Securities Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com